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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. _______________)* TALON REAL ESTATE HOLDING CORP.
(Name of Issuer) Common Stock
(Title of Class of Securities) 87484L 105
(CUSIP Number)
Thomas F. Dougherty 80 South Eighth Street Suite 2000 Minneapolis, MN 55402 (612) 336-9330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 7, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87484L 105

(1)	Names of reporting persons. Thomas F. Dougherty
(2)	Check the appropriate box if a member of a group (see instructions) Not Applicable (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) Not applicable
(6)	Citizenship or place of organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole voting power 2,040,000 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,040,000 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,040,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 11.1% (2)
(14)	Type of reporting person (see instructions) IN

(1)

Includes 500,000 shares owned by the First Tracks, LLC Irrevocable Trust FBO Mikhail Gregory Kaminski, 500,000 shares owned by the First Tracks, LLC Irrevocable Trust FBO Kylie Elizabeth Kaminski, 500,000 shares owned by the First Tracks, LLC Irrevocable Trust FBO Katrina Johanna Kaminski, and 500,000 shares owned by the First Tracks, LLC Irrevocable Trust FBO Colette Christine Kaminski (the "Trusts"), all for which the reporting person serves as the trustee. The reporting person may be deemed to have voting and investment power over the shares held by the Trusts, but disclaims beneficial ownership of such shares.

(2)

Based on 18,336,032 shares of Common Stock outstanding of the Company on June 7, 2013, as reported by the Company in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 7, 2013.

Item 1.

Security and Issuer

This Statement on Schedule 13D relates to the common stock (the “Common Stock”) of Talon Real Estate Holding Corp., a Utah corporation (the “Company”).  The principal executive offices of the Company are at 5500 Wayzata Boulevard, Suite 1070, Minneapolis, Minnesota 55416.

Item 2.

Identity and Background

The reporting person filing this Statement is Thomas F. Dougherty, a U.S. citizen, whose business address is 80 South Eighth Street, Suite 2000, Minneapolis, Minnesota 55402.  Mr. Dougherty is an attorney with Lommen, Abdo, Cole, King & Stageberg, P.A. with a principal address located at 80 South Eighth Street, Suite 2000, Minneapolis, Minnesota 55402.

During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

On June 7, 2013, the Company entered into a contribution agreement pursuant to which the Company acquired the reporting person’s interest in 5130 Industrial Street, LLC in exchange for Common Stock of the Company.  The reporting person acquired 40,000 shares of such stock in exchange for his membership interests in 5130 Industrial Street, LLC.

On June 7, 2013, the Company entered into a contribution agreement pursuant to which the Company acquired the Trusts’ interests in Talon Real Estate, LLC in exchange for Common Stock of the Company.  The Trusts acquired 2,000,000 shares of such stock in exchange for all of their membership interests in Talon Real Estate, LLC.

Item 4.

Purpose of Transaction

The reporting person holds his shares of the Common Stock of the Company for investment purpose, as do the Trusts.  The reporting person and the Trusts may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares he currently holds.

Except as set forth above, the reporting person has no plans nor proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

Item 5.

Interest in Securities of the Issuer

The Company is believed to have 18,336,032 shares of Common Stock outstanding.  The reporting person beneficially owns 2,040,000 shares or approximately 11.1% of the outstanding Common Stock of the Company and has sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of such shares. The reporting person does not own or have the right to acquire, directly or indirectly, any additional shares of Common Stock of the Company.

Except for the transactions described in Item 3 above, during the past sixty days there have been no transactions in shares of Common Stock of the Company by the reporting person.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the reporting person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.

Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2013	/s/ Thomas F. Dougherty
Thomas F. Dougherty

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)